1-7616

02046992

FORM 6-K

SECURITI
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/1/02

For the month of July, 2002

PIONEER CORPORATION
(Translation of registrant's name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Pioneer *sound.vision.soul*

PIONEER CORPORATION
4-1, MEGURO, 1-CHOME, MEGURO-KU
TOKYO 153-8654, JAPAN

News Release

For Immediate Release
July 8, 2002

Determination of Final Terms of Share Acquisition Rights for the Purpose of Granting Stock Options

TOKYO — Pioneer Corporation has announced that it determined the final terms of share acquisition rights for the purpose of granting stock options as follows, which issue was resolved at the meeting of its board of directors held on June 27, 2002.

Description

1. Amount to be paid in per share upon exercise of share acquisition rights:
   2,477 yen
2. Aggregate amount of the shares to be issued (or transferred from the Company's own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:
   1,396,532,600 yen
3. Amount to be accounted for as stated capital in respect of new shares to be issued upon exercise of share acquisition rights:
   1,239 yen per share

(For reference)

1. Date of meeting of board of directors to propose an agenda asking for authorization to issue share acquisition rights to the ordinary general meeting of shareholders:
   April 26, 2002
2. Date of ordinary general meeting of shareholders:
   June 27, 2002
3. Date of issue:
   July 8, 2002
4. Aggregate number of share acquisition rights:
   5,638
5. Issue price of share acquisition rights:
   No consideration shall be paid.
6. Class and number of shares to be issued upon exercise of share acquisition rights:
   563,800 shares of common stock of the Company
   The number of shares to be issued upon exercise of each share acquisition right is 100.
7. Period during which share acquisition rights may be exercised:
   From and including July 1, 2004, to and including June 29, 2007
8. Persons to whom share acquisition rights shall be allocated:
   Directors and employees of the Company and its subsidiaries (total: 418)

\# # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/

This Form 6-K includes an announcement released by the Company to the press in Japan dated July 8, 2002, concerning its determination of final terms of share acquisition rights for the purpose of granting stock options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date July 8, 2002

By:

Kaneo Ito
President and Representative Director